FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15b - 16 of
The Securities Exchange Act of 1934

For the           November 22, 2002

                     Indo-Pacific Energy Ltd.
(Translation of registrant's name into English)

Indo-Pacific House, 284, Karori Rd, Wellington 6033 New Zealand
(Address of Principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F      X       Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      X       No _______

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 0-29344.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Indo-Pacific Energy Ltd .
(Registrant)

Date:	22rd November 2002	/s/ David Bennett
(Signature)

David Bennett
(Name)

Director
(Title)

This is the form of material change report required under section 85(1) of the Securities Act.

FORM 53-901.F

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.	Reporting Issuer

Indo-Pacific Energy Ltd.
284 Karori Rd
Karori
New Zealand

Item 2.	Date of Material Change

On or about November 22, 2002

Item 3.	Press Release

November 22, 2002 Wellington, New Zealand

Item 4.	Summary of Material Change

Indo-Pacific Announces Executive Appointments

Wellington, New Zealand - November 21, 2002--
/PRNewswire/-- Indo-Pacific-Energy Ltd. ( OTCBB: INDOF)

Dr. David Bennett, President and Chief Executive Officer is pleased to announce the appointment of Drew Cadenhead, P.Geol. to the Board of Directors and Terry Russell, Ph.D. as Vice President, Exploration.

Item 5.	Full Description of Material Change

Indo-Pacific Announces Executive Appointments

Wellington, New Zealand - November 21, 2002--
/PRNewswire/-- Indo-Pacific-Energy Ltd. ( OTCBB: INDOF)

Dr. David Bennett, President and Chief Executive Officer is pleased to announce the appointment of Drew Cadenhead, P.Geol. to the Board of Directors and Terry Russell, Ph.D. as Vice President, Exploration.

Mr. Cadenhead, has enjoyed a distinguished career in the oil industry with such companies as Amoco, Canadian Hunter and BTU Resources. Mr. Cadenhead commented, “I am delighted to join Indo-Pacific and I look forward to representing the companys’ interests in North America. I spent a good portion of my career in New Zealand with Fletcher Challenge Energy

soI am very familiar with the Taranaki Basin’s prospectivity. I plan to fully acquaint the financial community with the basin’s untapped potential and Indo-Pacific’s dominant position in it.” Mr. Cadenhead’s experience and relationships in the financial community have been instrumental in the successful development of several oil and gas companies. Mr. Cadenhead holds a degree in Geology from the University of Calgary and is a member of the Association of Professional Engineers, Geologists, and Geophysicists of Alberta and the Canadian Society of Petroleum Geologists.

Dr. Bennett is also pleased to welcome Dr. Terry Russell Vice President of Exploration. Dr. Russell holds advanced degrees, including a Doctorate in geology from the University of New
England, Armidale. Dr. Russell’s 30-year career in oil and gas exploration includes international experience in Tunisia, Argentina and the United States. He has lectured at universities and was Senior Geologist for the Department of Mineral Resources in New South Wales, Australia. Dr. Russell stated, “I have spent 15 years exploring in New Zealand and have been involved in some of the Taranaki Basins’ significant discoveries, including Waihapa-Ngaere and Rimu fields. I am impressed with Indo-Pacific’s exploration portfolio and look forward to applying my experience to the Company’s exploration program.”

Indo-Pacific Energy Ltd. is a Canadian domiciled oil and gas exploration and development company focused in New Zealand’s Taranaki Basin. The company has an extensive portfolio of exploration acreage in Australia, Papua New Guinea and New Zealand as well as production and reserves.

Item 6.	Reliance on Section 85(2) of the Act

N/A

Item 7.	Omitted Information

None

Item 8.	Senior Officers

David Bennett, President and Chief Executive Officer

Item 9.	Statement of Senior Officer

The foregoing accurately discloses the material change
referred to herein.

November 21, 2002	/s/ David Bennett
David Bennett, President/Chief Executive Officer

Place of Declaration: Wellington, New Zealand

Indo-Pacific Announces Executive Appointments

Wellington, New Zealand - November 21, 2002-- /PRNewswire/-- Indo-Pacific-Energy Ltd. (OTCBB: INDOF) Dr. David Bennett, President and Chief Executive Officer is pleased to announce the appointment of Drew Cadenhead, P. Geol. to the Board of Directors and Terry Russell, Ph.D. as Vice President, Exploration.

Mr. Cadenhead, has enjoyed a distinguished career in the oil industry with such companies as Amoco, Canadian Hunter and BTU Resources. Mr. Cadenhead commented, “I am delighted to join Indo-Pacific and I look forward to representing the companys’ interests in North America. I spent a good portion of my career in New Zealand with Fletcher Challenge Energy so I am very familiar with the Taranaki Basin’s prospectivity. I plan to fully acquaint the financial community with the basin’s untapped potential and Indo-Pacific’s dominant position in it.” Mr. Cadenhead’s experience and relationships in the financial community have been instrumental in the successful deve lopment of several oil and gas companies. Mr. Cadenhead holds a degree in Geology from the University of Calgary and is a member of the Association of Professional Engineers, Geologists, and Geophysicists of Alberta and the Canadian Society of Petroleum Geologists.

Dr. Bennett is also pleased to welcome Dr. Terry Russell Vice President of Exploration. Dr. Russell holds advanced degrees, including a Doctorate in geology from the University of New England, Armidale. Dr. Russell’s 30-year career in oil and gas exploration includes international experience in Tunisia, Argentina and the United States. He has lectured at universities and was Senior Geologist for the Department of Mineral Resources in New South Wales, Australia. Dr. Russell stated, “I have spent 15 years exploring in New Zealand and have been involved in some of the Taranaki Basins’ significant discoveries, including Waihapa-Ngaere and Rimu fields. I am impressed with Indo-Pacific’s exploration portfolio and look forward to applying my experience to the Company’s exploration program.”

Indo-Pacific Energy Ltd. is a Canadian domiciled oil and gas exploration and development company focused in New Zealand’s Taranaki Basin. The company has an extensive portfolio of exploration acreage in Australia, Papua New Guinea and New Zealand as well as production and reserves.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although Indo-Pacific believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include oil and gas prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.